

December 8, 2010

Denise Leonardo
Chief Executive Officer
Credex Corporation
454 Treemont Drive
Orange City, Florida 37263

> **Re:** **Credex Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **File No. 0-54142**
> **Registration Statement on Form S-1**
> **Filed November 24, 2010**
> **File No. 333-170829**

Dear Ms. Leonardo:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1.   We note your response to our prior comment 3. Please revise to provide the range of dates for the private sales as well as opening and closing dates for your Regulation D offering. Disclose under what exemption the private sales were made.

2.   We note your response to our prior comment 7. It is unclear where you have added the additional disclosure you describe, and therefore we reissue comment 7. Your specific business plan is still vague, especially with regard to timing. In particular we note that while you state that conducting a public offering to raise capital is a necessary condition for you to carry out your business plan, you are extremely vague about when you will file the registration statement for such an offering. To the extent you do not have specific steps in mind to make the company successful and profitable, you must state this expressly.

Narrative Description of the Business, page 4

3.   You must provide an authoritative basis for any projection of expected discounts and returns. Please revise accordingly.

Products and Services, page 5

4.   Please revise to clarify why you describe the credit card portfolios that you intend to purchase as "products."

Product Servicing/Outsourcing Description, page 6

5.   You state that you intend to outsource all collection activities, and on page 8 under the subheading "Competitive Comparison" you state that you intend to rely on the expertise of your "proposed collection agency vendors" to determine the competitiveness of your offers to purchase debt portfolios. Please revise to disclose how you intend to determine the expertise level of the collection agency or agencies to which you will outsource these key parts of your business.

6.   You include a long "third-person" description of how the debt collection agency industry works. While some such description is not inappropriate, your discussion needs to focus more on how *the company* will take part in this industry. That is, you need to explain in detail what activities the company will engage in and how. Please revise accordingly.

Risk Factors

7.   We note your response to prior comment 12. Please revise your subheadings throughout this section so that each one clearly expresses a risk to the company or investor. For example, "Lack of Operating History" and "Development Stage Company" are mere phrases and do not describe any risk. You may find it helpful to express this in terms of cause and effect, using a "Because of X, Y follows" model.

8.   It is not clear why you deleted over half your risk factors, some of which appear to be clearly material. As examples only, we note risk factor disclosure concerning the need to

maintain an effective system of internal control, the lack of experienced accounting staff, the need for additional employees, and the lack of a public market and liquidity for your shares. Please reinstate all risk factors describing material risks to your business, with appropriate redactions to avoid duplication and overlap.

9.   We note your response to prior comment 13. We continue to believe that this risk factor does not express a clear and concrete risk. The fact that the company may not be successful in selling its shares, when offered, and that the company may not attain its goals for growth and may not reach profitability are all separate risks that should be detailed, along with the causes for such risks, in separate risk factors.

No Historical Basis for Management's Opinion, page 14

10.   You state that the company's officers, directors and management team have been involved in "the daily operations of the company." However, based on other disclosure, it does not appear that the company is currently in operation. Please revise accordingly.

Market Price of and Dividends On, the Registrant's Common Equity…

11.   Please revise to eliminate the implication that a market for the company's stock will or is likely to develop after it begins to be quoted on the OTC Bulletin Board or the Pink Quote. Also include a positive statement that no market may develop.

Certain Relationships and Related Transactions, page 26

12.   Please revise to clarify how Credex is a related party. Disclose the amount of the transaction and state whether the company believes that the terms of the transaction are at least as favorable as could have been obtained with an unrelated party.

Recent Sales of Unregistered Stock

13.   We note your response to prior comment 42. Please disclose in the registration statement the facts that permit the transactions to qualify for the exemption under Section 4(2) of the Securities Act. In addition, please tell us in which states sales have been made and how such sales were Blue Sky compliant.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Financial Statements

Note E – Related Parties, page 13

14.   We note your disclosure stating effective July 12, 2010 you entered into a service agreement with Cypress Bend Executive Services, LLC which you expect to last for a six month period and for which you have agreed to pay $200,000 in cash. We did not note any significant expense recorded in the statement of operations for the three months ending September 30, 2010 related to this service agreement. Please tell us if Cypress has begun providing any of the agreed upon services yet. If so, please describe your accounting treatment for these services. If Cypress has not yet provided any services to the company, please tell us and revise future filings to disclose the agreed upon service period and your accounting for the transaction.

15.   Please revise to conform all disclosure to all comments issued on your Form 10 and Form S-1, as appropriate

Form S-1

General

16.   The registration of 100% of the outstanding shares "at the market" appears to be inconsistent with Rule 415(a)(4) of Regulation C, which restricts the registration of an "at- the-market" offering to offerings into an existing trading market for outstanding shares of the same class" as well as to offerings that are not by or on behalf of the registrant. Please revise to price the offering or provide the staff with an analysis and authority for such resale registration "at the market."

17.   We note that Cypress is listed as a selling shareholder. Please advise us how this is consistent with your disclosure on page 26 of the Company's amended Form 10 which indicates the shares will be returned to the Company.

18.   Please revise to conform all disclosure to all comments on your Form 10 and Form 10-Q, as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions relating to the financial statements. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel